Exhibit (k)(23)

FUND OF FUNDS INVESTMENT AGREEMENT

This FUND OF FUNDS INVESTMENT AGREEMENT (the “Agreement”), effective as of September 30, 2023, is between Cliffwater Corporate Lending Fund, a trust organized under the laws of Delaware (the “Acquiring Fund”), and Carlyle Credit Solutions, Inc., a Maryland corporation organized under the laws of the State of Maryland (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”).

WHEREAS, the Acquiring Fund is a closed-end management investment company that is registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940 (the “1940 Act”);

WHEREAS, the Acquired Fund is a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act;

WHEREAS, Sections 12(d)(1) and 60 of the 1940 Act generally limit the ability of a registered investment company or business development company to invest in shares of another registered investment company or business development company;

WHEREAS, Rule 12d1-4 under the 1940 Act generally permits a registered investment company or business development company to invest in shares of another registered investment company or business development company in excess of the limitations under Sections 12(d)(1) and 60 subject to certain terms and conditions; and

WHEREAS, the Acquiring Fund, whether directly or through a subsidiary, from time to time, may wish to acquire shares of the Acquired Fund in excess of the limitations under Sections 12(d)(1) and 60 of the 1940 Act subject to compliance with Rule 12d1-4 under the 1940 Act.

NOW, THEREFORE, in consideration of the potential benefits to the Funds arising out of the investment by the Acquiring Fund in the Acquired Fund, the Funds agree as follows:

1.	Representations and Obligations of the Acquired Fund

The Acquired Fund agrees to:

(a)	(i) provide the following information to the Acquiring Fund: the percentage of its ownership of the Acquired Fund, the number of shares owned by the Acquiring Fund and the shares outstanding of the Acquired Fund; and (ii) to promptly update the Acquiring Fund in the event the information provided in this Section 1(a) materially changes and to otherwise comply with the terms and conditions of Rule 12d1-4 subject to the terms of this Agreement;

(a)	promptly notify the Acquiring Fund if the Acquired Fund fails to comply with the terms and conditions of Rule 12d1-4 or this Agreement;

(b)	adopt policies and procedures reasonably designed to prevent violations of Rule 12d1-4; and

(c)	provide, subject to applicable law, the Acquiring Fund and its investment adviser (and, if applicable, subadviser) with information reasonably requested by the Acquiring Fund and its investment adviser (and, if applicable, subadviser) to comply with the terms and conditions of Rule 12d1-4, including information on the fees and expenses of the Acquired Fund.

2.	Representations and Obligations of the Acquiring Fund

The Acquiring Fund agrees to:

(b)	provide information to the Acquired Fund regarding the scale of its contemplated investment in the Acquired Fund, and to promptly update the Acquired Fund in the event the information provided materially changes and to otherwise comply with the terms and conditions of Rule 12d1-4 and this Agreement;

(c)	promptly notify the Acquired Fund if the Acquiring Fund fails to comply with the terms and conditions of Rule 12d1-4 or this Agreement; and

(d)	adopt policies and procedures reasonably designed to prevent violations of Rule 12d1-4.

(e)	in the event that, and for so long as, the Acquiring Fund owns, controls or holds the power to vote, directly or indirectly, shares of beneficial interest of the Acquired Fund (the “Shares”) that provide voting control to the Acquiring Fund of 5% or more of the “voting rights” of the Acquired Fund’s shareholders in the aggregate, the Acquiring Fund hereby irrevocably foregoes and waives any “voting rights” the Acquiring Fund has with respect to the Shares to extent that such “voting rights” equal or exceed 5% of the “voting rights” of the Acquired Fund’s shareholders in the aggregate; provided, however, that in the event of such waiver, the Acquiring Fund shall maintain the “voting rights” the Acquiring Fund has with respect to the Shares to the extent that such “voting rights” are less than 5% of the “voting rights” of the Acquired Fund’s shareholders in the aggregate. For example, if the Acquiring Fund owns 501 out of 10,000 Shares, it would retain “voting rights” with respect to 499 of its Shares, and waive its “voting rights” with respect to 2 of its Shares. For purposes of this Agreement, “voting rights” shall be rights deemed to be the equivalent to the right to vote for the election or removal of a director under applicable interpretations of the term “voting security” under the 1940 Act by the U.S. Securities and Exchange Commission or its staff, but for the avoidance of doubt, matters that are presented to the Acquiring Fund in connection with voting and consent rights afforded to the shareholders that do not constitute “voting rights” under the 1940 Act, shall not be subject to the provisions of this paragraph.

3.	Condition to Initial Purchase in Reliance on Rule 12d1-4

The Acquiring Fund and the Acquired Fund each agree that (i), prior to the initial acquisition by the Acquiring Fund of shares of the Acquired Fund in reliance on Rule 12d1-4, its respective investment adviser (or, if applicable, subadviser) will make in writing the findings required by Rule 12d1-4; and (ii) its respective investment adviser will report the finding described in (i) above and the basis thereof to the board of directors of the Acquiring Fund or the Acquired Fund, as applicable, no later than the next regularly scheduled board of directors meeting, as required by Rule 12d1-4(b)(2)(i)(C) under the 1940 Act.

4.	Indemnification

(a)       The Acquiring Fund agrees to hold harmless, indemnify and defend the Acquired Fund, including any principals, directors or trustees, officers, employees and agents (“Acquired Fund Agents”), against and from any and all losses, costs, expenses or liabilities incurred by or claims or actions (“Claims”) asserted against the Acquired Fund, including any Acquired Fund Agents, to the extent such Claims result from: (i) a violation of any provision of this Agreement or (ii) a violation of the terms and conditions of Rule 12d1-4, in each case by the Acquiring Fund, its principals, directors or trustees, officers, employees, agents, advisers or if applicable, subadvisers; provided that the Acquiring Fund shall not be liable hereunder for any Claims resulting from violations that occur directly or indirectly as a result of incomplete or inaccurate information provided by the Acquired Fund to the Acquiring Fund pursuant to the terms hereof.

(b)       The Acquired Fund agrees to hold harmless, indemnify and defend the Acquiring Fund, including any principals, directors or trustees, officers, employees and agents (“Acquiring Fund Agents”), against and from any and all Claims asserted against the Acquiring Fund, including any Acquiring Fund Agents, to the extent such Claims result from: (i) a violation of any provision of this Agreement or (ii) a violation of the terms and conditions of Rule 12d1-4, in each case by the Acquired Fund, its principals, directors or trustees, officers, employees, agents, advisers or if applicable, subadvisers; provided that the Acquired Fund shall not be liable hereunder for any Claims resulting from violations that occur directly or indirectly as a result of incomplete or inaccurate information provided by the Acquiring Fund to the Acquired Fund pursuant to the terms hereof.

(c)          Any indemnification pursuant to this Section shall include any reasonable counsel fees and expenses incurred in connection with investigating and/or defending the applicable Claims. This Section shall survive any termination of this Agreement.

5.	Notices

Except as otherwise noted, all notices, including all information that either party is required to provide under the terms of this Agreement, shall be in writing and shall be delivered to the contact identified below (which may be changed from time to time upon written notice to the other party) by (i) Federal Express or other comparable overnight courier; (ii) registered or certified mail, postage prepaid, return receipt requested; (iii) facsimile with confirmation during normal business hours; or (iv) e-mail (to all parties set forth below). All notices, demands or requests so given will be deemed given when actually received.

If to the Acquiring Fund:

Cliffwater Corporate Lending Fund

c/o Cliffwater LLC

4640 Admiralty Way, 11th Floor

Marina del Rey, CA 90292

Attn: General Counsel

Tel: 310-448-5000

Email: legal@cliffwater.com

If to the Acquired Fund:

Carlyle Credit Solutions, Inc.

Attn: Joshua Lefkowitz, Secretary and Chief Legal Officer

Tel: 212 813-4900

Email: joshua.lefkowitz@carlyle.com

6.	Termination and Governing Law

(a)        This Agreement will continue until terminated in writing by either party upon [60] days’ notice to the other party. Upon termination of this Agreement, to the extent necessary to comply with Section 12(d)(1) of the 1940 Act and Rule 12d1-4, the Acquiring Fund shall be entitled to reduce the amount of any remaining unpaid capital commitment to the Acquired Fund pursuant to the Subscription Agreement between the Acquiring Fund and the Acquired Fund to $0.

(b)	This Agreement will be governed by laws of Delaware without regard to choice of law principles.

7.	Miscellaneous

(a)          This Agreement may not be assigned by either party without the prior written consent of the other. In the event either party assigns this Agreement to a third party as provided in this Section, such third party shall be bound by the terms and conditions of this Agreement applicable to the assigning party. Any assignment in contravention of this Section shall be null and void.

(b)          Except as expressly set forth herein, nothing in this Agreement shall confer any rights upon any person or entity other than the parties hereto and their respective successors and permitted assigns.

(c)          No amendment, modification, or supplement of any provision of this Agreement will be valid or effective unless made in writing in the manner provided by Section 5 and signed by a duly authorized representative of each party.

(d)        This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. This Agreement shall become binding when any two or more counterparts thereof, individually or taken together, bear the signatures of both parties hereto. For purposes hereof, a facsimile copy of this Agreement, including the signature pages hereto, shall be deemed an original.

(e)          If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement remain in full force and effect, if the essential terms and conditions of this Agreement for both parties remain valid, legal and enforceable.

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IN WITNESS WHEREOF, the parties have executed this Agreement on November 27, 2023.

CLIFFWATER CORPORATE LENDING FUND

/s/ Stephen L. Nesbitt
Print Name: Stephen L. Nesbitt
Title: President

CARLYLE CREDIT SOLUTIONS, INC.

/s/ Joshua Lefkowitz
Print Name: Joshua Lefkowitz
Title: Chief Legal Officer

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